As filed with the United States Securities and Exchange Commission June 22, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NII Holdings, Inc.
(Name of Subject Company (Issuer))

NII Holdings, Inc.
(Name of Filing Person – (Offeror))

2 7/8% Convertible Notes due 2034
(Title of Class of Securities)

62913F AB 8 and 62913F AC 6
(CUSIP Number of Class of Securities)

Gary D. Begeman, Esq.
Vice President, General Counsel and Secretary
NII Holdings, Inc.
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191
(703) 390-5100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copies to:
Robert E. Spicer, Jr., Esq.
Charles W. Kemp, Esq.
Williams Mullen
A Professional Corporation
1021 East Cary Street
Richmond, Virginia 23219
(804) 643-1991
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$947,784,430	$29,097

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 2 7/8% Convertible Notes due 2034 (the “Notes”) for conversion into our shares of common stock. If all of the Notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $24,000,000 in cash plus accrued and unpaid interest on the Notes up to (but not including) the conversion date of $4,168,750 and issue to the holders thereof an aggregate of 11,269,800 shares of our common stock having an aggregate market value of $919,615,680 (based on the average of the high and low trading prices of our common stock on the Nasdaq Global Select Market on June 19, 2007).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by NII Holdings, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to pay a cash premium of $80.00 (the “Inducement Premium”), plus accrued and unpaid interest up to (but not including) the conversion date, for each $1,000 principal amount of the Company’s 2 7/8% Convertible Notes due 2034 (the “Notes”) that is validly tendered for conversion into shares of its common stock, par value $0.001 per share. This offer shall commence on the filing date hereof and shall expire at 5:00 p.m., New York City time, on July 23, 2007, unless extended or earlier terminated by the Company (the “Special Conversion Period”). This offer will be made on the terms and subject to the conditions described in the Offering Circular, dated June 22, 2007 (the “Offering Circular”), and the Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).
     The Notes are currently convertible into shares of the Company’s common stock at a conversion rate of 37.5660 shares per $1,000 principal amount of Notes, or a conversion price of approximately $26.62 per share of its common stock. A Note holder who tenders Notes for conversion during the Special Conversion Period will receive 37.5660 shares of the Company’s common stock and the Inducement Premium per each $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to (but not including) the conversion date.
Item 1. Summary Term Sheet.
     The information set forth in the Offering Circular under the heading “Summary — Summary of the Offer” and “Questions and Answers About the Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer of the securities subject to the Offer is NII Holdings, Inc., a Delaware corporation. The Company’s executive offices are located at 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191. The Company’s telephone number is (703) 390-5100.
     (b) Securities. The subject class of securities is the Company’s 2 7/8% Convertible Notes due 2034. As of June 22, 2007, $300.0 million aggregate principal amount of Notes was outstanding.
     (c) Trading Market and Price. The Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To the knowledge of the Company, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. NII Holdings, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

     As required by General Instruction C to Schedule TO, the following persons are the directors, executive officers or controlling persons of the Company as of the date of this Schedule TO:

Name	Position
Steven M. Shindler	Chief Executive Officer and Director
Lo van Gemert	President and Chief Operating Officer
Gokul Hemmady	Vice President and Chief Financial Officer
Byron R. Siliezar	Vice President of Business Development
Gary D. Begeman	Vice President, General Counsel and Secretary
Robert J. Gilker	Vice President of Regulatory Affairs
John McMahon	Vice President of Business Operations
Alan Strauss	Vice President and Chief Technology and Engineering Officer
Greg Santoro	Vice President and Chief Marketing and Strategy Officer
Daniel E. Freiman	Vice President and Controller
Catherine E. Neel	Vice President, Treasurer and Assistant Secretary
Jose Felipe	President of Nextel Mercosur
Peter A. Foyo	President of Nextel Mexico
Miguel E. Rivera	President of Nextel Peru
Steven P. Dussek	Director
Neal P. Goldman	Director
Charles M. Herington	Director
Carolyn Katz	Director
Donald E. Morgan	Director
John W. Risner	Director
George A. Cope	Director
John Donovan	Director
     The address of each director and executive officer listed above is c/o NII Holdings, Inc., 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191, and each such person’s telephone number is (703) 390-5100.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offering Circular under the headings “Summary — Summary of the Offer,” “The Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
     (b) Purchases. No officer, director or affiliate of the Company is a beneficial owner of Notes. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     Convertible Notes
     In addition to the subject securities, we issued 2.75% Convertible Notes due 2025 in August 2005 that are convertible into approximately 6,988,450 shares of our common stock based on the current conversion rate of such notes. In connection with the issuance of such notes, we entered into an indenture with The Wilmington Trust Company, as Indenture Trustee, and a registration rights agreement with the initial purchasers of such notes. Under the terms of the registration rights agreement, we have filed a registration statement to register the notes and the common stock issuable upon the conversion of the notes that will cover sales to third parties by the holders of such notes or common stock.
     On June 5, 2007, we issued 3.125% Convertible Notes due 2012 that are convertible into approximately 10,142,040 shares of our common stock based on the current conversion rate of such notes. In connection with the issuance of such notes, we entered into an indenture with The Wilmington Trust Company, as Indenture Trustee, and a registration rights agreement with the initial purchasers of such notes. The registration rights agreement provides that we will file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the notes and the underlying shares of common stock issuable upon conversion of the notes within 180 days after the closing date of the offering.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offering Circular under the heading “The Offer - Background and Purpose” is incorporated herein by reference.
     (b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled by the Company.
     (c) Plans.
      (1) None.
      (2) None.
      (3) The information set forth in the Offering Circular under the heading “Capitalization” is incorporated herein by reference.
      (4) None.
      (5) None.
      (6) None.
      (7) None.
      (8) None.
      (9) None.
      (10) None.
Item 7. Source and Amount of Funds and Other Consideration.
     (a) Source of Funds. The information set forth in the Offering Circular under the headings “Fees and Expenses” and “Capitalization” is incorporated herein by reference.
     (b) Conditions. None.

     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offering Circular under the heading “Interest of Directors and Executive Officers of NII Holdings” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offering Circular under the heading “Interest of Directors and Executive Officers of NII Holdings” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Offering Circular under the heading “Financial Advisor, Information Agent and Conversion Agent” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the Offering Circular under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 and Part IV, Item 15(a)(1) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and under Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 is incorporated herein by reference and may be accessed electronically on the SEC’s website at http://www.sec.gov.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) None.
         (2) We are not aware of any federal or state regulatory approvals required for the consummation of the Offer, other than compliance with applicable securities laws.
     (3) Not applicable.
     (4) Not applicable.
     (5) None.
     (b) Other Material Information. None.
Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offering Circular dated June 22, 2007.*

Exhibit Number	Description

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients. *

(a)(1)(v)	Press Release Regarding Offer dated June 22, 2007.*

(b)	None.

(d)(i)	Form of Indenture governing our 2 7/8% Convertible Notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(ii)	Form of Registration Rights Agreement related to our 2 7/8% Convertible Notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(iii)	Indenture governing our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(iv)	Registration Rights Agreement related to our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(v)	Indenture governing our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee.*

(d)(vi)	Registration Rights Agreement related to our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and among NII Holdings, Inc. and Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. as the initial purchasers.*

(g)	None.

(h)	None.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NII HOLDINGS, INC.
By:	/s/ Gary D. Begeman
Gary D. Begeman
Vice President, General Counsel and Secretary

Dated: June 22, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular dated June 22, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients. *

(a)(1)(v)	Press Release Regarding Offer dated June 22, 2007.*

(b)	None.

(d)(i)	Form of Indenture governing our 2 7/8% Convertible Notes due 2034, dated as of January 30, 2004, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.5 to NII Holdings Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(ii)	Form of Registration Rights Agreement related to our 2 7/8% Convertible Notes due 2034, dated as of January 27, 2004, by and between NII Holdings, Inc. and Banc of America Securities LLC as the initial purchaser (incorporated by reference to Exhibit 10.24 to NII Holdings’ Form 10-K, File No. 0-32421, filed on March 12, 2004).

(d)(iii)	Indenture governing our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(iv)	Registration Rights Agreement related to our 2.75% Convertible Notes due 2025, dated as of August 15, 2005, by and between NII Holdings, Inc., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to NII Holdings’ Form 10-Q, File No. 0-32421, filed on November 9, 2005).

(d)(v)	Indenture governing our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and between NII Holdings, Inc. and Wilmington Trust Company, as Indenture Trustee.*

(d)(vi)	Registration Rights Agreement related to our 3.125% Convertible Notes due 2012, dated as of June 5, 2007, by and among NII Holdings, Inc. and Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. as the initial purchasers.*

(g)	None.

(h)	None.

*	Filed herewith.